October 5, 2007
VIA U.S. MAIL AND FACSIMILE TO 202-772-9369
Ms. Lesli L. Sheppard
United States Securities and
    Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	E. I. du Pont de Nemours and Company
Definitive 14A
Filed March 19, 2007
File No. 001-00815
Dear Ms. Sheppard:
               This letter includes DuPont’s responses to the comments raised in your letter dated August 21, 2007.
Determining Executive Compensation, page 20
1.	Please revise to provide more detail concerning the nature and scope of Mercer Consulting’s assignment and the “material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement.” We note your disclosure that you retained Mercer to “provide independent advice, research and evaluation related to executive compensation.” Please also revise to explain in more detail the independent advice that Mercer provided. Refer to Item 407(e)(3)(iii) of Regulation S-K.

During 2007, Frederic W. Cook & Co., Inc. replaced Mercer Consulting as the Compensation Committee’s consultant.

We plan to include an explanation along the lines of the following in future filings. Specific content will vary depending on the nature of projects undertaken during the year in question.

“In 2007, the Committee retained Frederic W. Cook & Co., Inc. (“Cook” or the “Consultant”) to serve as an independent third party advisor to the Committee on executive compensation matters. Cook performs work at the direction of and under the supervision of the Committee, and provides advice, research and analytical services on a
E. I. du Pont de Nemours and Company

variety of subjects, including compensation of named executive officers, non-employee director compensation, and executive compensation trends. In 2007, the Committee engaged Cook to undertake a project related to the design of the Company’s variable compensation and long-term compensation programs, with specific emphasis on development of metrics designed to meet the Company’s pay for performance and retention objectives.”
2.	Please revise throughout your Compensation Discussion and Analysis to clarify who made the various decisions that resulted in your current compensation structure.

DuPont’s 2007 Proxy Statement included information on decision-making responsibility in the individual sections discussing specific elements of the Company’s compensation program. (See, for example, the second paragraph under “Annual Variable Compensation” on page 22 and the section entitled “Equity Grant Practices” under “Long-Term Incentives” on page 24.) The table below consolidates the data in one place and improves clarity with respect to decision-making responsibility.

Role in Decision Process

	Plan / Governance	CEO	Compensation Committee	Board of Directors

CEO
Base Salary			Reviews and recommends	Approves

Variable Compensation	Variable Compensation Plan, Equity Incentive Plan		Reviews and recommends	Approves

Long-Term Incentives	Stock Performance Plan, Equity Incentive Plan		Reviews and recommends	Approves

Section 16 Officers
(including Named
Executive Officers)

Base Salary		Reviews and recommends	Approves

Variable Compensation	Variable Compensation Plan, Equity Incentive Plan	Reviews and recommends	Approves

Long-Term Incentives	Stock Performance Plan, Equity Incentive Plan	Reviews and recommends	Approves

Competitive and Pay-for-Performance Analysis, page 20
3.	Where you state in the third paragraph that executive target total cash compensation is comparable to the market median, please revise to clarify whether you mean the Peer Group or another group of companies. It appears that some of the companies selected as your peers do not operate in your market.

We plan to include an explanation along the following lines in future filings:

“The Company benchmarks primarily against published compensation survey information that represents industrial companies in the $10 billion and above revenue category (“Survey Information” or “Market”), including the following surveys: Towers Perrin Executive Compensation Database — Tri-Comp Report, William M. Mercer, Executive Pay and Performance Survey: A Study of Fortune 500 Corporations, Watson Wyatt Data Services, ECS Top Management Compensation Report, and Hay Group Reward Information Services — Executive Compensation Report. To assure appropriate pay design (mix, performance measures, etc.) and to test the link between pay and performance, the Company also reviews compensation for the Named Executive Officers against a select group of peer companies (“Peer Companies” or “Peer Group”).”

The Company currently is reviewing the composition of the Peer Group and will provide additional discussion in future filings based on the results of that review.
4.	Please also revise to disclose the results of your analysis of the pay-for-performance review comparing your performance to the Peer Group. You state that based on the four measures, your compensation is “aligned with Company performance.” Yet, you do not appear to tie your analysis to the Peer Group information.

We plan to include a clarification along the following lines in future filings. Specific content will depend on performance in a given year.

“The analysis also included a pay-for-performance review comparing DuPont’s performance to the Peer Group, based on four financial metrics: revenue growth, earnings per share growth, return on invested capital, and total stockholder return. Based on these four measures, DuPont compensation for the officers included in the Summary Compensation Table on page 32 (the “Named Executive Officers”) is aligned with Company performance. The Company’s overall performance on a one-year and three-year basis was approximately at the median relative to the Peer Group companies.”
Total Compensation Review, page 21
5.	Please revise to disclose as part of your compensation analysis the results of the Committee’s total compensation review in 2006. We note that future compensation actions are made within the context of this review.

We plan to include an explanation along the following lines in future filings:

“The 2006 analysis included a comprehensive review of past compensation actions and the development of detailed tally sheets for each Named Executive Officer. The analysis confirmed that decisions made by the Committee in the past resulted in compensation aligned with Company performance and external benchmarks (including survey data and Peer Group comparisons). The analysis also confirmed that there were no unexpected consequences flowing from past compensation decisions.”

Pay Equity Multiple, page 21
6.	Please explain in more detail the reasons for the changes you discuss in the second paragraph of this section.

In 1990, the Company adopted a practice of monitoring CEO total cash compensation against the total cash compensation of the second level executive. The practice was adopted to address a concern over a rapid increase in CEO compensation in the market at that time, and the general lack of internal equity benchmarks.

DuPont’s organizational structure has evolved since the practice was adopted, and the change discussed in the 2007 Proxy Statement was made to recognize the reality of the current organizational structure. Using the Named Executive Officer population as the benchmark provides a more meaningful comparison. In addition, this population is a relatively stable group not impacted significantly by changes in job titles.

7.	We note your disclosure that “[i]t is the Company’s intent to be generally competitive with market long-term incentive levels over time.. ..” Do you mean your Peer Group or a different subset of information? Please revise to clarify.

We will revise future filings to make clear that references to market levels relate primarily to data collected from the broader survey group described in the response to question 3 (as opposed to the Peer Group).
Executive Compensation Overview, page 21
8.	Please consider including a bulleted list that shows in one place all of the components of your compensation program. It would be helpful to see a list of your various plans and programs after you list the various components of your compensation program.

To improve clarity regarding the components of DuPont’s compensation program, we plan to include the following list in future filings:

“DuPont’s executive compensation program consists of the following components:
•	Base Salary

•	Annual Variable Compensation

•	Long-Term Incentive Awards
•	Stock Options

•	Performance-Based Restricted Stock Units

•	Time-Vested Restricted Stock Units
•	Benefits

•	Limited Perquisites
•	Financial counseling

•	CEO personal use of corporate aircraft”

9.	We note throughout your disclosures, that you reference individual performance and the qualitative assessments that you make. Please revise to place this disclosure in context for investors by providing examples of factors you considered in 2006. We note this appears in your discussions of Base Pay, Annual Variable Compensation and Restricted Stock Units.

Page 23 of the 2007 Proxy Statement defines individual performance as an employee’s contribution to the Company’s results. Results are measured by assessing performance against the employee’s personal, pre-determined critical operating tasks or objectives. Examples of such critical operating tasks include attainment of specific sales or revenue goals, achievement of fixed cost reduction targets, or successful introduction of a new product. Individual performance is also measured in part by a qualitative assessment of performance on the Company’s core values: safety and health; environmental stewardship; highest ethical behavior; and respect for people. The individual performance factors considered for the CEO in 2006 are reflected on page 30 of the 2007 Proxy Statement.

We will include specific examples in future filings. Content will vary depending on objectives for the period in question.
Target Levels, page 25
10.	We note your references on pages 25 and 26 to target levels and “pre-established performance-based corporate objectives” for establishing long-term incentive compensation. You have not specifically disclosed any specific target levels or objectives. Please disclose the target levels. If you believe that disclosure of the target levels or objectives is not required because it would cause you competitive harm, using the standard you would use if requesting confidential treatment, please supplementally provide us with the basis for this belief to the extent that you are entitled to omit the specific targets, you must still include disclosure that explains how difficult it will be for the executive or how likely it will be for your company to achieve the undisclosed target levels or objectives. Please see Instruction 4 to Item 402(b) of Regulation S-K.

The “pre-established performance-based corporate objectives” referred to on page 26 are the target levels or objectives for the Company’s performance share unit program. We will revise future filings to ensure clarity on this point. We do not intend to request confidential treatment as our practice is to disclose our targets.

11.	We also note your disclosure that the intent of your target levels is to be “generally competitive with market levels over time.” Do you mean your Peer Group? If so, please revise to clarify. If not, please identify what you mean by “market levels.”

This statement does not refer to comparison with the Company’s Peer Group.

We will revise future filings to clarify that “market” refers to the information reflected in the survey data described in our response to question 3.
Company Aircraft, page 28
12.	We note your disclosure that the company’s policy with regard to corporate aircraft usage is reviewed regularly to assure that it continues to be appropriate. Please revise to explain what appropriate means.

We will include the following explanation in future filings:

“The Company’s policy regarding use of the corporate aircraft by executive officers is driven by business efficiency considerations and security concerns. The policy is reviewed periodically in light of emerging developments in these two factors. Changes in levels of security risks in certain countries could, for example, result in modifications regarding use of corporate aircraft to those destinations.”

For information, the policy was last amended in 2006; that modification included a revision limiting the number of officers and/or directors who are permitted to fly together on corporate aircraft to ensure business continuity.
Compensation Recovery Policy, page 29
13.	Please revise to explain in more detail the hearing procedures. In addition, please revise to explain whether the decision of the Compensation Committee must be unanimous or less than unanimous.

We will include the following additional information in future filings:

“A grantee is entitled to a hearing before the full Compensation Committee at which the grantee may be represented by counsel. Consistent with the standard applicable to other Board and Committee actions, the decision of the Compensation Committee is effective if approved by the majority of the Committee’s members.”

14.	We note your disclosure that prior to the EIP, the standard is ''willfully has engaged in any activity harmful to the interest of the Company” and that under the EIP it will be “if the grantee engages in misconduct.” If possible, please revise to give examples of the standards of conduct you disclose in this section.

Effective with the approval by shareholders on April 25, 2007, all options and restricted stock units are granted under the Company’s Equity and Incentive Plan (EIP). The EIP contains a “clawback” provision under which (1) a grantee forfeits the right to receive future awards under the EIP, and (2) the Company may demand repayment of awards if the grantee engages in misconduct, including grantee’s conduct that (i) results in termination for Cause, (ii) breaches a noncompete or confidentiality clause between the Company and grantee or (iii) results in the Company restating financial statements due to material noncompliance and the grantee either (A) had knowledge of the material noncompliance or the circumstances that gave rise to such noncompliance and failed to take reasonable steps to bring it to the attention of appropriate individuals within the Company or (B) personally and knowingly engaged in practices which materially contributed to the circumstances that enabled a material noncompliance to occur.

We will revise future filings to provide examples of the standards of conduct included in the EIP.

Prior to April 25, 2007, options and restricted stock units were granted under the Stock Performance Plan (SPP). The SPP provides that a grantee forfeits rights under stock options, stock appreciation rights or restricted stock grants if the Compensation Committee determines, after a hearing, that the grantee willfully engaged in any activity harmful to the interest of the Company. The SPP does not define specific instances of misconduct. What constitutes “activity harmful to the interest of the Company” is a determination made by the Compensation Committee based on the facts and circumstances in the situation at issue.
Summary Compensation Table, page 32
15.	We note your use of the term “SIFL” in footnote (a) to your table on All Other Compensation. Please revise to explain to investors what this means and how it affects your company.

We plan to include the following explanation in future filings:

“Standard Industry Fare Level (SIFL) rates are rates determined by the U.S. Department of Transportation. They are used to compute the value of non-business transportation aboard employer-provided aircraft as required by the Internal Revenue Service. SIFL rates are used in the calculation of the income imputed to executives in the event of personal travel on Company aircraft.”
Potential Payments Upon Termination or Change in Control, page 43
16.	Where you include tables or charts for your quantitative disclosure, please consider also including a line showing the total amount payable.

We will include in future filings a line showing total amount payable upon termination or change in control.

               We hereby acknowledge the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               If you have any questions regarding our responses, please contact Mary Bowler, Corporate Secretary and Corporate Counsel, on 302-774-5303.
               Thank you.

Very truly yours,

Charles O. Holliday, Jr.